BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEWPORT BEACH NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.
May 6 , 2013 VIA EDGAR		WRITER’S DIRECT DIAL +1 (415) 984-8734 WRITER’S E-MAIL ADDRESS pscrivano@omm.com

Nicholas P. Panos

Senior Special Counsel

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Feihe International, Inc.
Schedule 13E-3/A filed April 19, 2013
File No. 005-79071
Schedule 14A filed April 19, 2013
File No. 001-32473

Dear Mr. Panos:

On behalf of Feihe International, Inc., a Utah Corporation (“Feihe” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of May 1, 2013 as well as an oral comment of the Staff provided on May 2, 2013 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 005-79071 (the “Schedule 13E-3 Amendment No. 1”), and the preliminary proxy statement on Schedule 14A, File No. 001-32473 (the “Preliminary Proxy Statement Amendment No. 1”), filed on April 19, 2013 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment No. 2”) or the revised preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement Amendment No. 2”), as the case may be, filed concurrently with the submission of this letter.

We represent the special committee established by the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Diamond Infant Formula Holding Limited, Platinum Infant Formula Holding Limited, Infant Formula Merger Sub Holding Inc., Mr. You-Bin Leng, Mr. Hua Liu, Mr. Sheng-Hui Liu, Morgan Stanley Private Equity Asia III, L.L.C., Morgan Stanley Private Equity Asia III, L.P., Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd or MSPEA IMF Holding Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Licensed foreign lawyers only
† In association with Tumbuan & Partners

Securities and Exchange Commission	May 6 , 2013 - Page 2

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment No. 2 and the Preliminary Proxy Statement Amendment No. 2. In addition, marked copies of the Schedule 13E-3 Amendment No. 2 and the Preliminary Proxy Statement Amendment No. 2 indicating changes to the Schedule 13E-3 Amendment No. 1 and the Preliminary Proxy Statement Amendment No. 1, respectively, are being provided to the Staff via email.

* * * * *

Schedule 14A

Reasons for the Merger…., page 34

1.	We have reviewed the revised disclosure provided in reply to prior comment # 2 in our letter dated April 16, 2013. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply to the issuer. Disclosure regarding the Special Committee’s determinations with respect to fairness is therefore not responsive to the disclosure requirement. Revise to expressly indicate, if true, whether Feihe reasonably believes the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Any statement attributable to the Board of Directors in connection with the issuance of a fairness determination must make clear such determination is being made on behalf of the issuer.

In response to the Staff’s comment, the Preliminary Proxy Statement Amendment No. 1 has been revised to expressly indicate that the Company reasonably believes that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to the unaffiliated security holders of the Company. Please see pages 35 and 41 of the Preliminary Proxy Statement Amendment No. 2.

2.	We have reviewed the revised disclosure provided in reply to prior comment # 3 in our letter dated April 16, 2013. The Board of Directors, on behalf of the issuer, must specifically discuss the extent to which Feihe’s going concern value influenced its fairness determination. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).

In response to the Staff’s comment, the Preliminary Proxy Statement Amendment No. 1 has been revised to more precisely indicate the extent to which the special committee and the board of directors of the Company (on behalf of the Company) considered going concern value as a factor in determining whether or not the proposed transaction was fair to the unaffiliated shareholders. To this end, the second paragraph on page 41 of the Preliminary Proxy Statement Amendment No. 2 in the section entitled “Special Factors – Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors” has been amended to read as follows:

Securities and Exchange Commission	May 6 , 2013 - Page 3

“In the course of reaching their respective conclusions regarding the fairness of the merger to the unaffiliated shareholders of the Company and its decision to recommend the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, neither the special committee nor our board of directors sought to establish a pre-merger going concern value for the Company in determining the fairness of the merger consideration to the Company’s unaffiliated shareholders because they did not believe there was a single method for determining going concern value. However, each of the special committee and our board of directors (on behalf of the Company) believed that the financial analyses presented by Oppenheimer (i.e., discounted cash flow analysis, selected companies analysis, selected precedent transactions analysis, and premium analysis (for informational purposes only) as each is more fully summarized below under the caption “Special Factors – Opinion of Oppenheimer, the Special Committee’s Financial Advisor” beginning on page 42) represented potential valuations of the Company as it continues to operate its business, and, to that extent, the special committee and our board of directors collectively characterized such analyses as forms of going concern valuations. The special committee and our board of directors considered each of these analyses in the context of the fairness opinion provided by Oppenheimer as well as various additional factors, including the historical market prices of our shares as described under the caption “Market Price and Dividend Information” beginning on page 103, as an indication of the going concern value of the Company. The special committee and our board of directors (on behalf of the Company) expressly adopted these analyses and the opinion of Oppenheimer, among other factors they considered, in reaching their respective conclusions regarding the fairness of the transactions contemplated by the merger agreement, including the merger.”

Securities and Exchange Commission	May 6 , 2013 - Page 4

In addition, and following a discussion between the Staff and counsel to the Company on May 2, 2013 , the Company respectfully advises the Staff that the Company’s board of directors and its special committee reviewed and evaluated the Company’s preliminary, unaudited financial results for its fiscal year ended December 31, 2012. Oppenheimer & Co. Inc. (“Oppenheimer”), the financial advisor to the special committee, reviewed and evaluated the Company’s preliminary financial results for its fiscal year ended December 31, 2012 based on the unaudited interim financial statements of the Company for the nine months ended September 30, 2012 together with unaudited management accounts for the fourth quarter of 2012. Oppenheimer discussed these preliminary financial results together with management projections that were provided by the management of the Company with both the special committee and the Company’s board of directors, and this information was used by Oppenheimer in its analysis of the fairness, from a financial point of view, of the merger consideration to be received by the holders of the shares of the Company common stock (other than holders of excluded shares). The special committee and the Company’s board of directors adopted the opinion of Oppenheimer, among other factors they considered, in reaching their respective conclusions on March 3, 2013 that the merger consideration was fair to the unaffiliated shareholders. The Company further advises the Staff that the Company’s unaudited interim financial statements of the Company for the nine months ended September 30, 2012 together with unaudited management accounts for the fourth quarter of 2012 were generally in line with the financial results disclosed in the Company’s audited financial statements for the year ended December 31, 2012 included in the Company’s 2012 Annual Report on Form 10-K filed with the SEC on March 27, 2013.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the corresponding filings, please contact me at +1 (415) 984-8734 , or Andrew Ledbetter of DLA Piper LLP (US), counsel to the Company, at +1 (206) 839-4845.

Securities and Exchange Commission	May 6 , 2013 - Page 5

Sincerely,

By:	/s/ Paul S. Scrivano
Paul S. Scrivano

of O’MELVENY & MYERS LLP

cc:	Michael V. Gisser, Peter X. Huang
(Skadden, Arps, Slate, Meagher & Flom LLP)

Zhan Chen, Kefei Li
(Wilson Sonsini Goodrich & Rosati, P.C.)

Andrew D. Ledbetter (DLA Piper LLP (US))